EXHIBIT 99.6(a)
CONSENT OF GEOFFREY C. REED, B APP SC

CONSENT OF AUTHOR OF NORRA KARR REE TECHNICAL REPORT

To the Board of Directors of Tasman Metals Ltd,

Reference is made to the technical report entitled “NI 43-101 Technical Report, Norra Karr REE - Zirconium Deposit, Granna, Sweden”  dated January 20, 2011, which the undersigned has prepared (the “Technical Report”).  The undersigned hereby consents to the written disclosure of the references to and extracts from the Technical Report or summaries thereof, either directly incorporated or incorporated by reference, in this Annual Information Form (the “AIF”) of Tasman Metals Ltd. (the “Company”) for the financial year ended August 31, 2011 (which is filed as Exhibit 99.1 to the Annual Report) and this Form 40-F of the Company for the fiscal year ended August 31, 2011 (the “Annual Report”).  In addition, the undersigned hereby consents to being named in the AIF and this Annual Report as having prepared the Technical Report.

I confirm that I have read the "AIF" and the Form 40-F as at the below date and confirm that both fairly and accurately represent the information contained in the Technical Report.

  /s/ Geoffrey C. Reed
Geoffrey C. Reed, B App Sc
Senior Consulting Geologist
Runge Inc.  d.b.a Pincock, Allen and Holt

     December 28, 2011
Date

ReedLeyton Consulting

Geoff Reed, B App Sc, MAus/MM
45 Manse Rd Edinburgh EH127SW United Kingdom
Ph: +44 781 701 3720 8698  Mob: +61 419 202 619  Email: geoff.reed@leyton.com.au

EXHIBIT 99.6(b)
CONSENT OF GEOFFREY C. REED, B APP SC

CONSENT OF AUTHOR OF SAUTUSVAARA AND VIETO IRON PROPERTIES TECHNICAL REPORT

To the Board of Directors of Tasman Metals Ltd,

Reference is made to the technical report entitled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties”  dated May 1, 2009, which the undersigned has prepared (the “Northern Sweden Technical Report”).  The undersigned hereby consents to the written disclosure of the references to and extracts from the Northern Sweden Technical Report or summaries thereof, either directly incorporated or incorporated by reference, in this Annual Information Form (the “AIF”) of Tasman Metals Ltd. (the “Company”) for the financial year ended August 31, 2011 (which is filed as Exhibit 99.1 to the Annual Report) and this Form 40-F of the Company for the fiscal year ended August 31, 2011 (the “Annual Report”). In addition, the undersigned hereby consents to being named in this AIF and this Annual Report as having prepared the Northern Sweden Technical Report.

I confirm that I have read the "AIF" and the Form 40-F as at the below date and confirm that both fairly and accurately represent the information contained in the Northern Sweden Technical Report.

/s/ Geoffrey C. Reed
Geoffrey C. Reed, B App Sc
Reed Leyton Consulting

   December 28, 2011
Date